Viceroy Exploration Ltd
2003 Annual Report

CORPORATE PROFILE

Viceroy Exploration Ltd is a newly established junior exploration company with a focus on gold exploration and development in Argentina.

With almost $7 million in cash, we are well financed to advance the Gualcamayo gold property in San Juan Province, Argentina. The current resource is approximately 1.5 million ounces and we are currently entering an aggressive exploration phase to expand on this resource base and proceed to development.

Joint venture partners are being sought for our early stage Andean properties which are all located in areas of ongoing project discovery and development, such as Barrick’s Valedero property.

The Company is managed by an experienced team with a successful record of discovery, development and operation.

Viceroy Exploration is listed on the TSX.V trading under the symbol VYE and in the US trading under the symbol VCRYF.

GOLD IN ARGENTINIA

Viceroy Exploration Ltd. has an impressive portfolio consisting of five wholly-owned, promising properties in a proven, prolific gold-producing region in Argentina adjacent to several other high quality projects.

TABLE OF CONTENTS

PROFILE	2
MESSAGE FROM THE CHAIRMAN	3
LETTER TO SHAREHOLDERS	4
GUALCAMAYO OVERVIEW	5
MANAGEMENT’S DISCUSSION & ANALYSIS	6
FINANCIAL STATEMENTS	10
CORPORATE DATA	27

MESSAGE FROM THE CHAIRMAN

Although Viceroy Exploration Ltd. is a new listing, we have inherited a legacy of responsible development and environmental excellence, established through the permitting and construction of the Castle Mountain mine in California and the Brewery Creek mine in the Yukon. In our focus in the Argentine, we have inherited all the technical data relating to the exploration completed by Viceroy Resource Corporation and predecessor companies. In addition, we have maintained key personnel both in Argentina and in Canada. This has permitted the Company to re-commence exploration on a timely and effective basis.

We are pleased to represent the former shareholders of Viceroy and wish to welcome the new shareholders from the merger with Consolidated Trillion Resources and our initial private placement. The Company is well financed with a technical team focused on the continued development of the Gualcamayo project. Our objective is to advance the Argentine assets for the benefit of our shareholders

Sincerely,

Ronald K. Netolitzky
Chairman of the Board

“In our focus in the Argentine, we have all the technical data relating to the exploration completed by Viceroy Resource Corporation and predecessor companies. In addition, we have maintained key personnel both in Argentina and in Canada. This has permitted the company to re-commence exploration on a timely and effective basis.”

LETTER TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to report the activities of your Company during the last financial year. It has been a very eventful period.

Viceroy Exploration Ltd. (the “Company”) was launched in early 2003 as a result of the plan of arrangement that formed Quest Capital Corp. (”Quest”) and led to the Company acquiring all of the Argentinean mineral properties held within Quest, including the advanced stage Gualcamayo property in San Juan Province. Based on a recent independent review, the project contains approximately 1.5 million ounces of gold within an indicated and inferred resource.

In November 2003, the Company acquired a Tier 1 listing in the TSX.V Exchange under the symbol VYE . This launch coincided with the completion of a private placement of $2.1 million. This was quickly followed by the merger with Consolidated Trillion Resources Ltd. which provided your Company with new management and an additional $2.8 million in cash.

Since the public listing on November 14, 2003 the share price has remained strong reflecting the quality of our assets and the current strong gold market. The share price triggered the forced exercise of the warrants in February 2004 which were part of the aforementioned private placement. This provided the Company with an additional $2.5 million in working capital, bringing the cash balance to almost $7 million by mid February 2004.

All necessary corporate infrastructure as well as office and camp facilities were already in place in Argentina under a care and maintenance basis. We were therefore able to move quickly into the exploration phase which commenced in mid 2003.

The first phase exploration program was designed to expand the surface trace of the mineralized zones and identify specific targets for drilling. Results of the work to date have been very encouraging. We have successfully identified four new targets and expanded the mineralized zones by an additional 1.5 km of the strike length. A drilling contract has recently been awarded for drilling on these targets to commence in April 2004. The first phase of reverse circulation (RC) drilling will be up to 5,000 meters.

Based on the results of this drilling campaign, we plan to commence a second more detailed drill program, to expand and improve on the current resource base which will then lead to a new resource calculation.

We also plan to complete a preliminary engineering scoping study in mid 2004 to ascertain order of magnitude costs for construction and operation of an open-pit mine complex at Gualcamayo. This study will then be used as a basis for a full feasibility study in 2005. The completion of these two studies will be important milestones in the coming year.

There are certain key items to be voted on in the agenda for our Annual General Meeting. Certain of these items are to bring the Company in line with the new Business Corporations Act (New Act) which has recently been adopted in British Columbia. The Company therefore wants to bring its charter documents into line with the New Act and is seeking your approval to allow certain changes in our Articles to adopt provisions of the New Act. The details are included in the Information Circular which I encourage you to read.

I also wish to point out that we have now adopted the newly mandated accounting policy to apply the fair value method of accounting for stock options. This accounts for a significant portion of “Expenses” for the period and is fully explained in the Managements’ Discussion and Analysis (MD&A) which I also encourage you to read.

It has been a busy year for your Company and it will continue to be so as exploration activity increases. We have a high quality advanced stage gold property in a strong market and have attracted a dedicated team of talented people. The exploration results to date have been excellent and we are optimistic that ongoing results will continue to enhance the value of the project.

The key elements are therefore in place for us to build significant value in your Company. Our exploration team have identified exciting new targets on our flagship property. We have a strong treasury with which to fund our upcoming program and further develop the project. I look forward to reporting on the progress of your Company over the next year.

On behalf of the Board of Directors,

Patrick G. Downey
President and C.E.O.

CORPORATE HIGHLIGHTS OF 2003

Q1	Q2	Q3	Q4
Company launch	Acquisition of Argentine Projects including advanced stage Gualcamayo project	Private placement announced Exploration commenced	Listing acquired on TSX.V Closing of $2.1M private placement Merger completed with Consolidated Trillion

GUALCAMAYO GOLD PROJECT

The Gualcamayo Gold Project, located in the San Juan Province in west-central Argentina, is Viceroy Exploration’s core and most advanced exploration project to date.

The Gualcamayo Gold Project covers mineral rights over a 24,916 hectare area. Previous exploration has successfully identified two zones of gold mineralization. The main Quebrada del Diablo (QDD) zone currently contains an indicated resource of 12.7 million tonnes grading 1.17 g/t gold and an inferred resource of 22.5 million tonnes grading 1.02 g/t gold.

The Amelia Ines zone, situated 600 meters to the northwest, is a high grade skarn hosted deposit containing a further inferred resource of 230,000 ounces at 2.63 g/t.

Gold mineralization of the property is generally found hosted in stockwork fractured carbonates, carbonate breccias and intrusive breccias within or proximal to a porphyry intrusive complex, and occurs in a low-sulphidation, low silica epithermal environment.

To date, a total of 20,000 metres have been drilled on the property. Advanced exploration on the project has totalled in excess of US $11.0 million. The Company has identified several additional targets and the potential to expand on the current resource base is considered excellent.

Project access and infrastructure are excellent with the main project area some 13 kilometres off the main San Juan highway. The project is located in a remote area within the Precordillera of Argentina, in an area of rugged topography. The climate is semi-arid with hot summers and mild mid-latitude, alpine winters. Exploration can be conducted throughout the year. Precipitation is low with very little snowfall and vegetation and wildlife is limited.

COMMITTED TO RESPONSIBLE EXPLORATION, ENVIRONMENTAL CONSIDERATION AND SOCIAL RESPONSIBILITY

Our corporate objective is to create shareholder value through the discovery of economic gold deposits. We believe environmental and social considerations are vitally important to all our operations. As a result we have a commitment to ensure the peoples of the developing areas we have chosen to do our work benefit from our presence. We create employment and training programs and assist local businesses where ever the opportunity presents itself. We ensure proper safety standards to protect the health of all our employees.

CORPORATE STRATEGIES FOR 2004

Q1	Q2	Q3	Q4
Receive proceeds of $2.52M from exercise of share purchase warrants	Independent Scoping Study Commence Phase I 5000m drill program	Begin Pre-feasibility Study Undertake analysts tour to provide update on project	Commence resource definition drill program

MANAGEMENT’S DISCUSSION & ANALYSIS

Description of Business, Operations and Financial Condition

The following information, prepared as of March 24, 2004, should be read in conjunction with the audited consolidated financial statements for the six months ended December 31, 2003 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

Viceroy Exploration Ltd. (the Company) was incorporated on March 31, 2003 under the British Columbia Company Act. In June 2003, the Company acquired Oro Belle Resources Corporation, including its portfolio of exploration properties in Argentina, in exchange for 13,800,000 common shares.

The business objective of the Company is the further exploration of the Argentinean properties with primary focus on the Gualcamayo Project for which drilling data summarized prior to acquisition estimates an indicated resource of 480,000 oz Au (12.7 million tonnes @ 1.17 g/t) with an additional inferred resource of 734,000 oz Au (22.5 million tones @ 1.02 g/t). In the six months ended December 31, 2003, the Company has carried out systematic mapping and sampling in preparation for a planned drilling program in the spring of 2004.

The Company commenced trading on the TSX Venture Exchange as a Tier 1 company on November 14, 2003.

In November 2003 a $2.1 million private placement was completed to provide general working capital and funding to advance the properties, in particular the Gualcamayo Project.

On December 2, 2003, the Company completed the acquisition of Consolidated Trillion Resources Ltd. (Trillion) by way of statutory plan of arrangement resulting in the Company issuing 6,471,158 common shares and acquiring net assets with an estimated fair value of approximately $3.0 million including cash of $2.8 million.

In December 2003, Patrick Downey was appointed President and Chief Executive Officer of the Company. Mr Downey was previously President and CEO of Trillion. Ronald Netolitzky continues as the Company's Chairman.

In December 2003, the Company changed its fiscal year end from June 30 to December 31 effective December 31, 2003. Hence, the comparative periods are March 31, 2003 to June 30, 2003 and July 1, 2003 to December 31, 2003.

Working capital of the Company at December 31, 2003 is $4.7 million and in February 2004 cash of $2.5 million was received on exercise of warrants.

Selected Annual Information

	Fiscal period	Fiscal period
	July 1 to December 31, 2003	March 31(1) to June 30, 2003

Total revenues	$-	$-
Loss	1,436,596	10,813
Loss per share	0.10	0.00
Total assets	11,324,275	6,572,056
Exploration property expenditures	353,424	-

(1)March 31, 2003 is date of incorporation

Results of Operations

Operations for the six months ended December 31, 2003 as compared to the period March 31, 2003 (date of incorporation) to June 30, 2003 are as follows:

The Company had a loss of $1,436,596 ($0.10 per share) for the six month period ended December 31, 2003. For the three months ended June 30, 2003 the Company had a loss of $10,813.

General and administrative expenses for the six months were $1,433,285. The main costs during the six months ended December 31, 2003 were in the stock based compensation to directors, employees and consultants. The Company recorded stock based compensation of $1,027,680 for stock options granted to employees and directors during the current period. This is due to the Company applying the newly mandated fair value method of accounting for stock options granted to officers, directors and employees on a prospective basis. The remaining costs were for fees associated with the TSX-Venture listing application and general increase in activity. Consulting fees included stock based compensation of $89,400, also based on the fair value method of accounting, and fees of $7,500 per month paid to a related party for management services effective July 1, 2003. Administrative, corporate service and rent expenditures of $55,000 were paid to a company that is related by virtue of common directors and officers for general administrative, accounting and corporate services and office space.

A fair value of $75,680 was attributed to the warrants issued as brokers' commissions pursuant to the private placement completed in November 2003.

The assets were acquired on June 30, 2003 and accordingly there were limited operations prior to this date.

While the Company has obtained a title opinion and diligently investigated title, title to and the area of exploration properties may be disputed. The Argentine properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Liquidity and Capital Resources

The Company is in the mineral exploration business and is exposed to a number of risks and uncertainties inherent to that industry. This activity is capital intensive at all stages and subject to fluctuations in the prices of the commodities being sought, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue other than interest income and relies primarily on equity financings to fund exploration and administrative activities.

As a result of the private placement and arrangement with Trillion, the Company had a working capital position of $4,720,169 as at December 31, 2003. This working capital and the $2.5 million received pursuant to the warrant exercise in February 2004 are considered sufficient for administrative overhead, property maintenance requirements and currently planned exploration expenditures of $2.0 million for at least the next 18 months. Dependent on results from the currently planned programs, exploration activity and expenditures could increase significantly thereby reducing this length of time. Thereafter, funds would have to be raised to continue the business of the Company and there is no assurance that the Company will be successful in securing such funding.

The Company's current contractual obligations include a three year and five month lease effective February 15, 2004 for its offices in Vancouver at a minimum of $30,000 (base rent) per year with payment commencing on August 1, 2004.

Summary of Quarterly Results

	Deferred			Loss
	Exploration			per Common
	Expenditures	Revenue	Loss	Share(1)

Three months ended December 31, 2003	$229,013	$-	$1,115,064	$0.067

Three Months Ended September 30, 2003	124,411	-	321,532	0.002

Three months ended June 30, 2003	-	-	10,813	0.000

(1)Basic and fully diluted.

As the Company was incorporated on March 31, 2003, there were no previous quarters.

During the three month period ended December 31, 2003 the increase in the loss is primarily due to stock based compensation to directors, employees and consultants of $867,080 compared to $250,000 for the three months ended September 30, 2003. This is due to the Company electing to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis.

Transactions with Related Parties

In November 2003, directors and officers of the Company subscribed for 420,000 units of a private placement of 4,200,000 units at $0.50 each consisting of one common share and one warrant entitling the holder to purchase one additional share for a price $0.60 for a period of three years. In February 2004 all warrants were exercised.

From June 2003 to February 2004, Quest Management Corporation (“QMC”) provided operating space and administrative services to the Company at a cost of $5,000 per month. Messrs. Netolitzky, Black and Halvorson are directors and Ms. Susan Neale is CFO of both the Company and Quest Capital Corp., the parent company of QMC. The agreement was terminated February 27, 2004.

Mr. David Black, a director, is associate counsel at DuMoulin Black, the Company's legal advisors. The Company paid DuMoulin Black $74,826 during the six months ended December 31, 2003.

Changes in Accounting Policies including Initial Adoption

During the six months ended December 31, 2003, the Company adopted a stock option plan and granted stock options to directors, officers, and employees and has elected to apply the fair value method of accounting for stock options granted on a prospective basis effective July 1, 2003.

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)	Deferred exploration properties are as follows:
			Las		Las
	Gualcamayo	Salamanca	Flechas	Evelina	Carachas	Total

Balance-June 30, 2003	$ -	$ -	$ -	$ -	$ -	$ -
Acquisition costs	5,255,808	260,187	200,000	200,000	100,000	5,985,695
Geologists	122,753	-	-	-	-	122,753
Field support	83,898	-	-	-	-	83,898
Administrative & office support	59,790	-	-	-	-	59.790
Assays	38,940	-	-	-	-	38,940
Mining taxes	27,944	-	-	-	-	27,944
Water samples	3,979	-	-	-	-	3,979
Road Maintenance	3,637	-	-	-	-	3,637
Value added tax	12,483	-	-	-	-	12,483
Change in the period	353.424	-	-	-	-	353,424
Balance-December 31,2003	5,609,232	260,187	200,000	200,000	100,000	6,369,419

Outstanding Share Data

(a)	Authorized Capital
100,000,000 common shares without par value 100,000,000 first preferred shares 100,000,000 second preferred shares

(b)	Number and Recorded Value for Shares Issued and Outstanding December 31, 2003
24,471,158 common shares issued and outstanding with a recorded value of $11,284,526
(c)	Outstanding Options and Warrants December 31, 2003
Number of Options	Exercise Price	Expiry Date
500,000	0.50	Sep 12/08
200,000	0.50	Dec 2/04
200,000	1.06	Oct 7/08
241,500	0.39	Dec 2/04(1)
52,500	0.39	Feb 12/05(1)
10,500	0.39	Feb 26/05(1)
35,000	0.39	Sep 11/08(1)
800,000	1.25	Dec 3/08

Number of Warrants	Exercise Price	Expiry Date
4,200,000	0.60	Feb 16/04(2)
350,000	0.60	Nov 18/04

	(1)	Stock options rolled over pursuant to the Arrangement with Consolidated Trillion Resources Ltd.
	(2)	Exercised in February 2004
(b)	Shares in Escrow or Pooling Agreements December 31, 2003 None

Other Information

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website www.viceroyexploration.com

Viceroy Exploration Ltd.
(an exploration stage company)

Consolidated Financial Statements
For the six-month period ended December 31, 2003
and the three-month period ended June 30, 2003

(expressed in Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

Patrick Downey	Susan Neale
CEO and President	Chief Financial Officer

Vancouver, B.C., Canada February 18, 2004

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors’ Report

To the Shareholders of
Viceroy Exploration Ltd.

We have audited the consolidated balance sheets of Viceroy Exploration Ltd. (an exploration stage company) as at December 31, 2003 and June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and June 30, 2003 and the results of its operations and its cash flows for the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants

Vancouver, British Columbia
February 18, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	December 31, 2003 $	June 30, 2003 $

Assets

Current assets
Cash and cash equivalents	4,717,030	549,747
Short-term investments	76,501	-
Prepaids and other receivables	161,325	6,314

	4,954,856	556,061

Exploration properties (notes 3 and 4)	6,369,419	6,015,995

	11,324,275	6,572,056

Liabilities

Current liabilities
Accounts payable and accrued liabilities	234,687	67,673

Shareholders Equity

Capital stock (note 6)	11,284,526	6,515,196

Fair value of stock options and warrants (note 6)	1,252,471	-

Deficit	(1,447,409)	(10,813)

	11,089,588	6,504,383

	11,324,275	6,572,056

Nature of operations (note 1)

Approved by the Board of Directors

Patrick Downey	Robert Mathews

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)

	Period from July 1, 2003 to December 31, 2003 $	Period from March 31, 2003 (date of incorporation) to June 30, 2003 $

Expenses
Director/employee stock-based compensation (note 6(e))	1,027,680	-
Consultants (notes 6(e) and 7(a))	151,556	-
Administrative and corporate services (note 7(b))	55,000	-
Stock exchange/transfer agent	42,089	-
Legal	40,488	5,813
Shareholders communication	35,265	-
Audit	24,080	5,000
Investor relations	18,358	-
Licenses, permits and fees	15,250	-
Travel and lodging	11,916	-
Office and miscellaneous	11,603	-

Loss before the following	1,433,285	10,813

Interest income	(7,604)	-

Foreign exchange loss	10,915	-

Loss for the period	1,436,596	10,813

Deficit - Beginning of period	10,813	-

Deficit - End of period	1,447,409	10,813

Basic and diluted loss per share	(0.10)	(0.00)

Weighted average shares outstanding	14,389,263	13,800,000

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Period from July 1, 2003 to December 31, 2003 $	Period from March 31, 2003 (date of incorporation) to June 30, 2003 $

Cash flows from operating activities
Loss for the period	(1,436,596)	(10,813)
Non-cash charges - stock-based compensation	1,117,080	-
Changes in non-cash working capital items (note 9(b))	107,195	10,813

	(212,321)	-

Cash flows from investing activities
Deferred property expenditures	(353,424)	-

Cash flows from financing activities
Private placement proceeds - net	1,997,700	-
Cash acquired on acquisition of subsidiaries - net	2,735,328	549,747

	4,733,028	549,747

Increase in cash and cash equivalents	4,167,283	549,747

Cash and cash equivalents - Beginning of period	549,747	-

Cash and cash equivalents - End of period	4,717,030	549,747

Supplemental cash flow information (note 9)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

1

Nature of operations and change in year-end

The Company was incorporated on March 31, 2003 under the British Columbia Company Act as a wholly owned subsidiary of Viceroy Resource Corporation (Viceroy). On June 30, 2003, Viceroy sold to the Company its exploration properties in Argentina and other assets in accordance with the terms of a plan of arrangement between Viceroy, Quest Investment Corporation and other companies, and whereby Viceroy became Quest Capital Corp (Quest). On this date, Viceroy distributed 81% being 11,150,400 shares of the Company to the existing shareholders of Viceroy as of the record date of June 30, 2003 (see also note 3(a)).

On December 2, 2003, the Company acquired all of the shares of Consolidated Trillion Resources Ltd. by way of a statutory plan of arrangement (the Arrangement) - note 3(b). The results of operations of Trillion have been consolidated since December 2, 2003.

Management has estimated that the Company will have adequate funds from existing working capital and exercise of warrants in February 2004 to meet its corporate administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing.

The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as property acquisition costs do not necessarily represent present or future values.

Although the Company has taken steps to verify title to exploration properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Companys title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

 The Company has changed its year-end from June 30 to December 31.

2

Significant accounting policies

Generally accepted accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant differences between Canadian and U.S. generally accepted accounting principles, as they relate to these financial statements, are described in note 8.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its active wholly owned subsidiaries as follows: Oro Belle Resources Corporation and Minas Argentina S.A. The accounts of the Companys subsidiaries are included from the date of acquisition ( notes 1 and 3(a)).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translations

The Companys subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Income and expense items are translated at the average exchange ratefor the period. Translation gains and losses are reflected in the statement of operations and deficit for the period.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and highly liquid deposits with an initial maturity of less than 90 days.

Short-term investments

Short-term investments are recorded at cost and written down to estimated net realizable value if there is an other than temporary decline in value. The net recoverable amount is based upon the short-term investments quoted market value.

Exploration property costs

The Company records its interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Management of the Company will regularly review the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Provision for reclamation

The Company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On an ongoing basis, site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the period. Diluted losses are calculated using the treasury stock method.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, prepaids and other receivables and accounts payable and accrued liabilities approximate book values due to the short term nature of these instruments.

Stock-based compensation plans

The Company has an employee stock option plan. In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, effective July 1, 2003, the fair value of all stock options granted are recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to share capital.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

3	Acquisitions
a)

Acquisition of Argentinean properties

On June 30, 2003, the Company acquired certain exploration properties in Argentina and certain other assets and liabilities by issuing 13,800,000 common shares in exchange for all of the issued shares of Oro Belle Resources Corporation (Oro Belle) which was a wholly owned subsidiary of Viceroy at the time of the acquisition. The properties are held by Minas Argentinas, S.A. (MASA) an indirect wholly owned Argentinean subsidiary of Oro Belle. The transaction was accounted for at the book value of Viceroy after conforming the accounting policies in respect of the exploration properties to those of the Company.

	The net assets acquired consist of
	Cash	549,747
	Prepaids and other receivables	5,961
	Exploration properties	6,015,995
	Accounts payable and accrued liabilities	(56,507)

		6,515,196

	Consideration - issuance of 13,800,000 common shares	6,515,196

b)

Consolidated Trillion Resources Ltd. (Trillion)

On December 2, 2003, the Company acquired all of the shares of Trillion by way of the arrangement (note 1) whereby holders of Trillion common shares received 0.70 common shares of the Company for each Trillion share. Trillion and Oro Belle amalgamated under the British Columbia Company Act under the name of Oro Belle Resources Corporation and is a wholly owned subsidiary of the Company.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The acquisition has been accounted for using the purchase method of accounting and the following is a breakdown of the fair market value of the net assets acquired:

$
The net asset acquired consist of
Cash	2,816,280
Short-term investments	76,500
Accounts receivable	135,134
Accounts payable	(39,941)

2,987,973

Consideration
Issuance of 6,471,158 common shares	2,847,310
Issuance of 339,500 stock options	59,711
Transaction costs	80,952

2,987,973

4	Exploration properties
	Gualcamayo	Salamanca	Las Fleches	Evelina	Las Caroches	Total
	$	$	$	$	$	$

Balance - January 1,
2001	2,087,909	260,187	200,000	200,000	100,000	2,848,096

Expenditure in the year	1,025,128	-	-	-	-	1,025,128

Balance - December 31,
2001	3,113,037	260,187	200,000	200,000	100,000	3,873,224

Expenditure in 2002	2,020,738	-	-	-	-	2,020,738

Balance - December 31,
2002	5,133,775	260,187	200,000	200,000	100,000	5,893,962

Expenditure in period	122,033	-	-	-	-	122,033

Balance - June 30,
2003 *	5,255,808	260,187	200,000	200,000	100,000	6,015,995

Expenditure in the period	353,424	-	-	-	-	353,424

Balance - December 31,
2003	5,609,232	260,187	200,000	200,000	100,000	6,369,419

* This is the acquisition cost per note 3(a).

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The exploration properties all of which located in Argentina are subject to a net smelter royalty ranging between 0.5% and 2.5%.

Gualcamayo project

The Gualcamayo project is located in west central Argentina in the San Juan province. MASA has performed exploration and sampling of the project and further detailed mapping, sampling and drill testing are proposed.

Salamanca project

The Salamanca project is located in the northeast part of the Guandacol District. The project is situated on the boundary of La Rioja and San Juan provinces.

Other projects

The remaining three projects are situated in the high Andes of Argentina. Las Fleches is located in the Department of Inglesia, in northwestern San Juan province, Evelina is located northwest of San Juan City in the Valle del Curra Region, San Juan province, and Las Carachas project is located north of the provincial capital of San Juan. All three projects have had various amounts of work completed by MASA and its former partners.

5

 Income taxes

The Company has recorded a valuation allowance for the full amount of future tax assets, substantially of which are non-capital losses for Canadian tax purposes of $1,447,409, which will expire in the fiscal years up to 2010.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

6	Capital stock

	a)	Authorized
100,000,000 common shares without par value
100,000,000 first preferred shares
100,000,000 second preferred shares

	b)	Issued and outstanding
	Number of
	shares	Amount
		$

Balance - March 31, 2003	-	-

Issued during the period for exploration properties and
other net assets (note 3(a))	13,800,000	6,515,196

Balance - June 30, 2003	13,800,000	6,515,196

Private placement	4,200,000	2,100,000
Share issue costs	-	(177,980)
Issued pursuant to the Arrangement (note 3(b))	6,471,158	2,847,310

Balance - December 31, 2003	24,471,158	11,284,526

On November 18, 2003, the Company completed a private placement for a total of 4,200,000 units for proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.60 for a period of three years. In addition, brokers involved received commission of $102,300 cash and 350,000 warrants (valued at $75,680) to acquire an additional 350,000 shares at an exercise price of $0.60 per share for a period of one year.

c)	Warrants
		Weighted
		average
	Number of	exercise
	warrants	price
		$

Balance - June 30, 2003 and March 31, 2003	-	-

Private placement	4,200,000	0.60
Brokers commission	350,000	0.60

Balance - December 31, 2003	4,550,000	0.60

In February 2004, 4,200,000 warrants were exercised, for total proceeds of $2,520,000.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

d)	Fair value of stock options and warrants

		$

	Balance - June 30, 2003 and March 31, 2003	-

	Add
	Fair value of stock options issued pursuant to
	the Arrangement (note 3(b))	59,711
	Stock-based compensation	1,117,080
	Fair value of warrants issued as brokers commission	75,680

	Balance - December 31, 2003	1,252,471

e)

Stock options

The Company has adopted a stock option plan under which the Company may grant options to its directors and employees for up to 10% of the issued and outstanding shares of the Company. The maximum term is five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price of each option is either equal to or higher than the market price of the Companys stock on the day of the grant.

For the six months ended December 31, 2003, changes in the issued and outstanding options were as follows:

		2003

		Weighted average
	Options	exercise price
		$

Balance - July 1, 2003	-	-

Granted during the period	1,700,000	0.92
Exercised during the period	-	-
Issued pursuant to the acquisition (note 3(b))	339,500	0.39
Cancelled or expired during the period	-	-

Balance - December 31, 2003	2,039,500	0.83

Options exercisable at end of period	2,039,500	0.83

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

As at December 31, 2003, the following options were issued and outstanding:

		Weighted average
Range of exercise	Number of	remaining	Weighted average
prices	outstanding options	contractual life	exercise price
$		(years)	$

$0.39 to $0.50	1,039,500	2.88	0.46
$1.06 to $1.25	1,000,000	4.86	1.21

	2,039,500	3.85	0.83

Effective July 1, 2003 the Company follows the fair value method of accounting for stock options granted to directors, officers and employees. The fair value of stock options was estimated using the Black-Scholes option pricing model based on the following assumptions:

Risk-free interest rate	3.84%
Annual dividend per share	0%
Expected price volatility	90%
Expected life of the options	5 years

During the six-month period ended December 31, 2003, 1.6 million options were granted to employees and directors and 100,000 were granted to consultants resulting in $1,027,680 and $89,400 (included in consulting fees) charge to the operations statement.

7	Related party transactions
a)	The Company entered into a Consulting Services Agreement dated July 1, 2003 with a company which has a common director to provide management services. Remuneration for these services is $7,500 per month.

b)	During the six-month period ended December 31, 2003, the Company paid $55,000 for administrative and corporate services, and office space payable to a company which it is related by virtue of common directors and officers.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

8

Reconciliation between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which conforms in all material respects with United States generally accepted accounting principles (U.S. GAAP) except as described below:

a)
Under U.S. GAAP, the Companys short term investments would be adjusted from their carrying values under Canadian GAAP to year-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to shareholders equity. The following table sets out the quoted market values as at December 31, 2003 and June 30, 2003 of the Companys investments based upon closing stock quoted market share prices at that date. However, given the size of the Companys holding relative to their recent trading volumes, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

b)
Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

c)	Reconciliation to U.S. GAAP
The application of the above described U.S. GAAP would have the following effect on loss, loss per share, marketable securities and total shareholders equity for U.S. GAAP:
		December 31, 2003 $	June 30, 2003 $	December 31, 2002 $	December 31, 2001 $

Loss
	As reported in accordance with
	Canadian GAAP	1,436,596	10,813	-	-
	Adjustment for exploration
	expenditures in the period	353,424	122,033	2,020,738	1,025,128

	Loss under U.S. GAAP	1,790,020	132,846	2,020,738	1,025,128
	Other comprehensive income
	Adjustment for unrealized
	holding gains	-	-	-	-

	Comprehensive loss	1,790,020	132,846	2,020,738	1,025,128

Loss per share under U.S. GAAP *		(0.12)	(0.00)	(0.15)	(0.07)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

	December 31, 2003 $	June 30, 2003 $	December 31,	December 31,
			2002	2001
			$	$
Investments and Marketable
securities
Under Canadian GAAP	76,501	-	-	-
Adjusted for fair market value
(note 8(a))	(9,796)	-	-	-

Under U.S. GAAP	66,705	-	-	-

*	For December 31, 2002 and 2001, 13,800,000 was used as the weighted average share number, being the opening number of shares issued by the Company on June 30, 2003.

d)

Recent pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 -Stock -based Compensation and Other Stock-based Payments, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The Company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings. The Company has adopted this standard early, as disclosed in the accounting policies note 2.

9	Supplemental cash flow information
	a)	The Company entered into the following non-cash investing activities:
	Period from July 1, 2003 to December 31, 2003 $	Period from
		March 31, 2003
		(date of
		incorporation)
		to June 30,
		2003
		$

Issue of shares pursuant to the Arrangement (note 3(b))	2,847,310	-
Issue of shares pursuant to the acquisition (note 3(a))	-	6,515,196

b)	Changes in non-cash working capital items:

	Period from July 1, 2003 to December 31, 2003 $	Period from March 31, 2003 (date of incorporation) to June 30, 2003 $

Prepayments and other receivables	(19,877)	(353)
Accounts payable and accrued liabilities	127,072	11,166

	107,195	10,813

CORPORATE DATA

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
Patrick Downey	VYE - TSX Venture	DuMoulin Black
Ronald Netolitzky	VCRYF - OTC	595 Howe Street
Eric Cunningham		Vancouver, British Columbia
Robert Mathews	CAPITALIZATION
W. David Black	Issued: 28,972,158 common shares	REGISTRAR AND TRANSFER AGENT
Michael Halvorson	(at March 30, 2004)	Computershare Trust Company of Canada
Toronto, Ontario
OFFICERS	HEAD OFFICE	Vancouver, British Columbia
520 - 700 West Pender Street
Ronald Netolizky	Vancouver, B.C. V6C 1G8	AUDITOR
Chairman of the Board	Canada	PricewaterhouseCoopers LLP
	Tel: 604-669-4777	250 Howe Street, Suite 700
Patrick Downey	Fax: 604-696-0212	Vancouver, British Columbia
President & CEO	www.viceroyexploration.com
ANNUAL GENERAL MEETING
Susan Neale		The Annual General Meeting of the
Chief Financial Officer	SAN JUAN OFFICE	Shareholders will be held at the
	San Luis 235 Oeste	Vancouver Head Office, Suite 520,
Michele Jones	(5400) San Juan, Argentina	700 West Pender Street, Vancouver
Corporate Secretary	Tel: (011) 54-264-421-1573	British Columbia at 2:00 PM on
	Fax: (011) 54-264-427-4136	April 29, 2004

CAUTIONARY NOTES

These materials present a review of the Gualcamayo project in Argentina. Readers are cautioned that the Project is at an early stage and that all estimates and projections contained herein are based on limited and incomplete data. More work is required before the mineralization and the Project’s economic aspects can be confidently modeled. Therefore, while the work results, estimates and projections herein may be considered to be generally indicative of the nature and quality of the Gualcamayo project, they are not definitive. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Project will otherwise prove to be economic.

These materials include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Other than statements of historical fact, all statements in this material, including, without limitation, statements regarding potential mineralization and resources, estimated or potential future production, potential ranking gold producers, and future plans and objectives of the Company, are forward-looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, the actual results of current exploration activities, conclusions of any scoping, pre-feasibility or feasibility studies, changes in project parameters and future metal prices, as well as those factors discussed under in the Company’s documents filed from time to time with the Toronto Stock Exchange (Venture), Canadian securities regulators and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

www.viceroyexploration.com